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Sit Mutual Funds

Sit Investment Associates is proud to announce that we were named the number 1 Fund Family in Barron's magazine's "Best Fund Families of 2021". See the rankings here.

To learn more about the Sit Mutual Funds, please visit our website at www.sitfunds.com. If we may be of assistance, please do not hesitate to contact us.

Keith McFadyen
Director – Investment Advisory
(630) 235-0065
krm@sitinvest.com

Conner Murnighan
Director – Investment Advisory
(312) 550-5809
fcm@sitinvest.com

Disclosure
The content herein is for informational purposes only without regard to any particular user's investment objectives, risk tolerances or financial situation and does not constitute investment advice, nor should it be considered a solicitation or offering to sell securities or an interest in any fund.

Past performance is no guarantee of future results. For performance information of any Sit Mutual Fund current to the most recent month-end, visit our website at www.sitfunds.com. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

Investments are subject to risks, including the possible loss of principal. Investors should consider the investment objectives, risks, and charges and expenses of the investment company carefully before investing. The Fund's prospectus contains this and other information about the Fund. Read the prospectus carefully before investing. The Fund's prospectus contains this and other important Fund information and may be obtained at www.sitfunds.com or by calling 1-800-332-5580.

Barron's/Refinitiv Lipper
Barron's 2021 Annual Fund Family Ranking is based on 51 qualifying actively managed U.S. fund families. Rankings are asset-weighted and based on relative one-year performance, before fees and sales loads, across a range of categories. Source: "Barron's Best Fund Families", February 18, 2022.

Sit Mutual Funds
80 South Eighth Street, Suite 3300
Minneapolis, MN 55402
www.sitfunds.com